Exhibit 11

Schedule of Transactions

Shamrock Activist Value Fund, L.P.

Date	Number of Common Shares	Price Per Common Shares in $US*	Total Purchase Price
06/11/07	4,109	$13.9989	$57,522
06/12/07	2,300	$13.9946	$32,188
06/13/07	69,694	$13.9055	$969,130

Total Common Shares	76,103		$1,058,840.00

Shamrock Activist Value Fund II, L.P.

Date	Number of Common Shares	Price Per Common Shares in $US*	Total Purchase Price
06/11/07	758	$13.9989	$10,611
06/12/07	425	$13.9946	$5,948
06/13/07	12,833	$13.9055	$178,449

Total Common Shares	14,016		$195,008.00

Shamrock Activist Value Fund III, L.P.

Date	Number of Common Shares	Price Per Common Shares in $US*	Total Purchase Price
06/11/07	133	$13.9989	$1,862
06/12/07	75	$13.9946	$1,050
06/13/07	2,273	$13.9055	$31,607

Total Common Shares	2,481		$34,519.00

*	Excludes Brokerage Commissions